April 24, 2025

Terry L. Lee
President and CEO
Commercial Bancgroup, Inc.
6710 Cumberland Gap Parkway
Harrogate, TN 37752

       Re: Commercial Bancgroup, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 31, 2025
           CIK No. 0001981546
Dear Terry L. Lee:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
General

1. We note your disclosure on page 46 that you have shareholders who own a significant portion of your common stock. If applicable, please revise your disclosure to clarify whether you will be a "controlled company" under exchange listing standards. If you will be considered a "controlled company," please disclose whether you will utilize related exemptions related to governance rules under exchange listing standards.
2. We note that throughout the prospectus you often describe the industry and your performance using compound annual growth rate ("CAGR"). Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclose by also including the annual rates for the periods presented. For instance, it appears that a significant driver in your
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Page 2

       overall growth in assets, deposits and net loans was the 2023 acquisition of AB&T.
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Page 3
Cover Page

3. We note the graph showing your historical average assets and return on assets. In order to place this presentation in the appropriate context for investors, consider moving the graph so that it appears along with the discussion of your company's history and growth that begins on page 2 of the Summary.
Prospectus Summary, page 1

4. We note your reference, beginning on page 8, of demographic information provided by Claritas, including estimates of the expected economic growth in your key markets over the next five years. Please tell us the type of information included in the report provided by Claritas, their qualifications and whether you commissioned the report.
Ability to Recruit and Retain Talented People, page 7

5. We note your disclosure that your regional bank presidents are empowered with local authority. Please clarify what is meant by "local authority." In an appropriate portion of your disclosure, clarify the limits, governance or other oversight that management or the board exerts over the regional bank presidents.
Credit and Lending Risks, page 24

6. We note your disclosure on page 72 that all loan types are within established limits apart from the hotels/motels category. If applicable, please consider discussing any related lending risks associated with the loan concentration in hotels/motels exceeding your concentration limit.
7. We note your disclosure on page 137 that guidance issued by federal banking regulators to help identify institutions that are potentially exposed to concentration risk and may warrant greater supervisory scrutiny include, in part, if the total of an institution's CRE loans represents 300% or more of the institution's total capital. We also note your disclosure that the bank's ratio of total CRE loans excluding owner-
       occupied CRE loans to total risk-based capital was 304%. Please include risk factor disclosure discussing any related risks associated with the bank's ratio of total CRE loans to total risk-based capital, or advise.
Our business is concentrated in...the markets where we operate, page 28

8. Please revise this risk factor to briefly discuss the local economic conditions in your key markets.
Our "Needs to Improve" rating under the CRA may restrict our operations, page
34

9. We note your disclosure that as a result of your CRA rating, you are required to receive prior regulatory approval for certain activities, including to prepay certain subordinated debt obligations. We also note your disclosure that you currently intend to use a portion of the proceeds from this offering to redeem your outstanding
       Subordinated Debentures and related Trust Preferred Securities. Please revise your disclosure here or elsewhere as appropriate to disclose whether and if so, how, your
       CRA rating will affect your intended use of proceeds.
The rights of our common shareholders are subordinate to the rights of the holders of any
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Page 4

debt instruments, page 47

10. Please revise this risk factor to disclose whether you are currently in compliance with the terms and obligations of the Community Trust Bank Loan Agreement and the
       CTB Loan thereunder, and the Trust under the Trust Preferred Securities. Please also disclose that the CTB Loan is collateralized by all of the issued and outstanding shares of the Bank.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

11. We note your disclosure in the section beginning on page 128 discussing your current
       CRA rating of "needs to improve." We also note your discussion in the Summary and elsewhere in the registration statement that you intend to continue to grow through acquisitions as well as through de novo branch expansion. Since a CRA rating of less than "satisfactory" may make regulatory approval for further acquisitions and other expansion activity more difficult, please discuss all the material actions that management has implemented, or plans to implement, in order to improve your CRA rating.
Loan Portfolio, page 70

12. We note your disclosure that CRE loans were 55.4% of total gross loans as of
       December 31, 2024. We also note your disclosure on page 26 that as of December 31,
       2024, approximately 66.5% of your loan portfolio consisted of CRE loans. Please revise as appropriate for consistency.
13. We note your disclosure on page 72 that your hotel/motel loans "occasionally" exceed your limit of 50% of risk based capital and that the Chief Lending Officer provides direct oversight for the portfolio in those instances. Revise your disclosure to discuss your hotel/motel portfolio, including any geographic or other borrower concentrations in this portion of your loan portfolio. To the extent that you have other significant categories among your CRE or other portfolios, consider revising your tabular presentation to assist investors in understanding your overall portfolio.
Critical Accounting Policies and Estimates, page 88

14. As it relates to Stock Compensation, please revise your disclosure to address the change in accounting policy that will be required by FASB ASC Topic 718 in subsequent periods and the reasonably likely material future effects of these changes, if applicable. Refer to paragraph 718-10-S99-1, SAB Topic 14.B, Question 4 for SEC
       Staff views on appropriate disclosures upon becoming a public entity in addition to those prescribed by paragraphs 718-10-50-1 through 50-4.
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Page 5
Employment Agreements, page 115

15. Please add a description of your employment agreement with Philip J. Metheny, or advise. In this regard, we note that the description for Exhibit 10.3 is the Employment
       Agreement by and among Commercial Bancgroup, Inc., Commercial Bank, and Philip
       J. Metheny.
Principal and Selling Shareholders, page 120

16. Please identify the natural persons who have voting or dispositive power with respect to the shares of the entities listed under Selling Shareholders and Greater than 5%
       Shareholders.
Notes to Consolidated Financial Statements
Note 2. Business Combination, page F-18

17. Please revise to separately disclose the fair value of the consideration transferred to
       AB&T in conjunction with the initial 76.83% acquisition on May 31, 2023 and the subsequent acquisition of the remaining 23.17% on July 1, 2024. In addition, address how the respective consideration amounts were determined and valued.
18. Please revise to disclose the amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period. Refer to ASC 805-10-50-2(h)(1).
Note 4. Securities, page F-21

19.    We note you present a line item for    proceeds from sales, maturities
and calls of held-
       to-maturity securities    in the statement of cash flows. Please revise
your disclosure to
       clarify if any portion of this amount includes transfers or sales prior to maturity and to the extent applicable, provide the disclosures required by ASC 320-10-50-10 or tell us where this information is disclosed.
Note 14. Employee Benefits
Stock awards, page F-41

20. Please revise to disclose the book value per share utilized in determining the level of stock compensation expense recorded for each of the individual Class B awards granted during 2023 and 2024. In addition, please revise your disclosure to describe how the book value per share amounts were determined and to explain any
       material differences between the periods.
21. Please revise your disclosure, where appropriate, to explain any material differences between the book value of the Class B shares issued as stock awards in 2024 and 2023 and the fair value of the Class C common shares issued to AB&T Financial Corporation in conjunction with the acquisition in June 2023.

       Please contact Marc Thomas at 202-551-3452 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.
 April 24, 2025
Page 6



                         Sincerely,

                         Division of Corporation Finance
                         Office of Finance
cc:   Adam Smith, Esq.